Exhibit 99.1

Provident Energy Announces March Cash Distribution and
Releases 2007 Canadian Tax Reporting Information

News Release 04-08
March 6, 2008

All values are in Canadian dollars

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced its March cash distribution will be CDN$0.12 per unit payable on April 15, 2008. March’s distribution will be paid to unitholders of record on March 24, 2008. The ex-distribution date will be March 19, 2008. The Trust’s current annualized cash distribution rate is CDN$1.44 per trust unit.

For unitholders receiving their distribution in U.S. funds, the March 2008 cash distribution will be approximately US$0.12 per unit based on an exchange rate of 1.0103. The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident's Board of Directors has resolved to keep the distribution level at $0.12 per unit, per month, for the next three months subject to current forecasts of commodity prices, production and planned capital expenditures.

2007 Canadian Unitholder Tax Information

Provident has determined that for taxable Canadian unitholders, distributions paid in 2007 are to be 94.81 percent taxable and 5.19 percent tax deferred return of capital (ROC).

Canadian unitholders holding their Provident investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund or Deferred Profit Savings Plan should not report any income related to distributions on their 2007 income tax return. Unitholders holding their units outside such plans should receive a T3 Supplementary Information slip (T3), postmarked on or before March 31, 2008. Provident’s Canadian registered unitholders should receive a T3 from Provident’s transfer agent, Computershare Trust Company of Canada. Unitholders that hold their units through a broker or other intermediary should receive a T3 directly from their broker or intermediary and not from Provident or Provident’s transfer agent. Unitholders are to report the taxable portion of distributions as “other income” on their 2007 income tax return.

Canadian unitholders are required to reduce the adjusted cost base (ACB) of their trust units by an amount equal to the tax deferred portion of the distributions. The ACB is used to calculate capital gains or losses on the disposition of trust units.

Tax Information pertaining to previous years is available on Provident’s website at http://www.providentenergy.com/investors/tax information/index.html

This press release does not constitute and is not intended to be legal or tax advice to any particular holder or potential holder of Provident units. Holders or potential holders of Provident units are urged to consult their own legal and tax advisors as to their particular income tax consequences of holding Provident units.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States.  Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Dallas McConnell Manager, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 – 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com